Exhibit 4.6

Notice of Grant	RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124

Grant Number: Plan: ID:

Congratulations! You have been awarded an Option grant by the Board of Directors of RadiSys Corporation (the “Company”), to purchase Shares of Common Stock of the Company, subject to the terms and conditions of the Inducement Stock Plan for CCPU Employees (the “Plan”) and this Notice of Grant, as outlined below:

Date of Grant:	The date of the consummation of the Merger and the commencement of your employment with the Company or its Subsidiary

Exercise Price Per Share:

Total Number of Shares Granted:

Type of Option:	Non-qualified stock option

Expiration Date of Option:	Seventh anniversary of the Date of Grant

Detailed Vesting Schedule

Shares	Vest Type	Vest Date

Note: All dates in mm/dd/yyyy format

A copy of the Plan and the Plan Prospectus, which contain important terms and conditions, can be accessed from http://radisphere.radisys.com under Human Resources/Compensation/Stock Plans/Plan Document and Prospectus. If you’d like a hard copy of the documents, please contact Kim Moore at 503-615-1744 or via email kim.moore@radisys.com. To obtain a copy of the most recent RadiSys Annual Report, go to www.radisys.com under Investors/Annual Reports. By accepting this Option grant and exercising any portion of your Option, you agree to comply with all the terms of the Plan and this notification. Any capitalized terms not defined herein will have the same meaning as set forth in the Plan.

This Option grant is contingent upon and shall be effective as of the consummation of the Merger and the commencement of your employment with the Company or its Subsidiary. The Plan is discretionary in nature and may be amended, cancelled, or terminated at any time. The grant of Options is a one-

time benefit offered solely to employees of CCPU or one of its Subsidiaries prior to the Merger who continue in employment after the Merger, and does not create any contractual or other right to receive a grant of Options or benefits in lieu of Options in the future.

Your Option may not be assigned, sold, encumbered, or in any way transferred or alienated. Repricing of this Option is not permitted, except as otherwise provided in the Plan, and the exercise price will in no circumstance be reduced to less than the Fair Market Value per Share on the date of grant.

Options covered by this Notice of Grant may have certain tax consequences at the time of exercise. You are encouraged to obtain independent tax advice before exercising any Options.

Vesting and the duration of your Option are both subject to your continual employment with the Company or any of its subsidiaries. Vesting will stop and your Option will automatically expire three months after termination of your employment with the Company or any of its Subsidiaries (12 months in the event of your death or Disability), or, if earlier, upon the expiration of the term of the Option. Your Option is not transferable, does not imply any right to continued employment and may be exercised only by you.

The Plan is governed by and subject to the laws of the State of Oregon, without giving effect to the conflicts of laws provisions thereof. Interpretation of the Plan and your rights under the Plan will be governed by provisions of the laws of the State of Oregon, without giving effect to the conflicts of laws provisions thereof.

E*TRADE

Your Option grant details have been posted on-line at www.etrade.com/stockplans. Your “stock plan” account will allow you to view your current balance of vested/unvested Options, exercise vested Options and initiate a variety of other Option management services.

Kim Moore is RadiSys’ Stock Plan Administrator. Please contact her at 503-615-1744 or via email kim.moore@radisys.com if you have any questions or concerns regarding the accuracy of Option data listed on-line, received Option grant documents, the process for exercising Options and/or terms and conditions of the Plan.